UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-39829

COGNYTE SOFTWARE LTD.
(Translation of registrant’s name into English)

33 Maskit
Herzliya Pituach
4673333, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐

EXPLANATORY NOTE

On August 20, 2024, Cognyte Software Ltd. (the “Company”) issued a press release related to its Annual General Meeting of Shareholders to be held on September 4, 2024 (the “Annual General Meeting”). A copy of this press release is furnished as Exhibit 99.1 hereto.

Also on August 20, 2024, the Company posted an investor presentation on its website related to the Annual General Meeting. A copy of the investor presentation is furnished as Exhibit 99.2 hereto.

The information in this Form 6-K (including in Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Exhibit No.	Description

99.1	Press Release Issued on August 20, 2024.

99.2	Investor Presentation Posted on August 20, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD.
Date:	August 20, 2024

		By:	/s/ Elad Sharon
		Name:	Elad Sharon
		Title:	Chief Executive Officer